SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         (Fee Required)

         For the fiscal year ended December 31, 2002

                                       Or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE
         ACT OF 1934
         (No Fee Required)

         For the transition period from ___________ to __________



         Commission File No. 1-13726


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE
                                STOCK BONUS PLAN
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2002 AND 2001

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                                        PAGE(S)

REPORT OF INDEPENDENT AUDITORS................................................2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................3

Statements of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements.................................................4

SUPPLEMENTAL SCHEDULES

Schedule of Assets (Held at End of Year)......................................8

Schedule of Reportable Transactions...........................................9

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and the Members of the Oversight Committee of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan


In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


June 6, 2003
Oklahoma City, Oklahoma

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------
                                                 2002              2001
                                            -------------      -------------

Assets                                      $  27,925,744      $  20,727,877
Investments
Receivables
  Employer contribution                            84,673                  -
  Participants' contributions                      85,053                  -
  Dividends                                        72,339                  -
Cash                                               85,041             20,530
                                            -------------       ------------
  Total assets                                 28,252,850         20,748,407
                                            =============       ============



Liabilities
Accrued liabilities                                28,794             27,319
                                            -------------      -------------
  Net assets available for benefits         $  28,224,056      $  20,721,088
                                            =============      =============




   The accompanying notes are an integral part of these financial statements.


CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                 2002              2001
                                            -------------      -------------


Additions to net assets attributed to
Investment income
  Interest and dividends                    $     293,691      $     216,172
  Net appreciation (depreciation)
  in fair value of investments                  1,572,008         (6,773,115)
                                            -------------      --------------

  Total investment income (loss)                1,865,699         (6,556,943)
                                            -------------      --------------

Contributions
  Employer                                      2,876,857          1,837,636
  Participants                                  3,507,850          2,298,617
                                            -------------      --------------
  Total contributions                           6,384,707          4,136,253
                                            -------------      --------------
  Total additions                               8,250,406         (2,420,690)

Deductions from net assets attributed to
Benefits paid to participants                     693,203            392,858
Administrative expenses                            54,235             59,260
                                            -------------      --------------
  Total deductions                                747,438            452,118
                                            -------------      --------------
  Net increase (decrease)                   $   7,502,968      $  (2,872,808)

Net assets available for benefits
Beginning of the year                          20,721,088         23,593,896
                                            -------------      --------------

End of the year                             $  28,224,056      $  20,721,088
                                            =============      ==============





   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL
         The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation and its subsidiaries (the "Company"), except for the employees of NOMAC Drilling Corporation, a wholly-owned subsidiary.

         CONTRIBUTIONS
         Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. During 2001 the Company contributed 100 percent of the first 10 percent of base compensation that a participant contributed to the Plan. Effective January 1, 2002 the Plan was amended to increase the maximum of employer matching contributions to 100 percent of the first 15 percent of participant contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. No discretionary profit sharing contributions were made in 2002 and 2001. Contributions are subject to certain limitations.

         The Company's matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock (the "Common Stock") on the open market. Participants may also elect to direct all or a portion of their contributions into the Common Stock.

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions plus actual earnings thereon is based on years of credited service or participant's age. A participant will be 100 percent vested after six years of credited service. Effective July 1, 2003, a participant will be 100 percent vested after five years of credited service. Additionally, a participant will become fully vested upon attaining age 55, early retirement age under the plan, and completing five years of service.

         PARTICIPANT NOTES RECEIVABLE
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on loans outstanding at December 31, 2002 ranged from 4.75 percent to 9.75 percent.

         PAYMENT OF BENEFITS
         Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or have the value rolled over to another qualified plan or IRA. Those participants who were Plan participants as of December 31, 1999 may elect to receive benefits in the form of annuity payments.

         AMOUNTS FORFEITED
         Forfeited nonvested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions  into the  Plan.  Forfeited  nonvested  accounts  totaled
         $155,929  and  $151,097  at December  31, 2002 and 2001,  respectively.
         During 2002 forfeited nonvested accounts of $111,429 were used to reduce employer matching contributions and $48,019 to pay administrative expenses of the Plan.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices on the last business day of the year. Chesapeake Energy Corporation common stock is valued at the closing market price on the last business day of the year, according to the New York Stock Exchange. Participant loans receivable are valued at outstanding principal balance, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         RISKS AND UNCERTAINTIES
         Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets:


                                                    2002              2001
                                                 -----------    --------------


Chesapeake Energy Corporation Common Stock       $18,663,410 *   $13,066,600 *
Fidelity Retirement Money Market Fund              2,008,864       1,444,950


*  Balances include nonparticipant-directed investments

        The Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2002              2001
                                                  -----------     -------------


Mutual Funds                                      $(1,238,182)    $   (574,569)
Chesapeake Energy Corporation Common Stock          2,810,190       (6,198,546)
                                                  -----------       ----------
                                                  $ 1,572,008     $ (6,773,115)
                                                  ============    =============

4. NONPARTICIPANT-DIRECTED INVESTMENTS

         Investment in the Chesapeake Energy Corporation common stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Chesapeake Energy Corporation common stock is as follows:

                                                    2002              2001
                                                -------------      -------------


         Net assets
         Cheapeake Energy Corporation
         common stock                           $  18,663,410    $  13,066,600
                                                -------------    --------------

         Changes in net assets
         Contributions                          $   3,350,369    $   2,288,132
         Net appreciation (depreciation)            2,810,190       (6,198,546)
         Benefits paid to participants               (372,741)        (218,364)
         Transfers from (to) other
         investments options, net                    (191,009)        (151,513)
                                                --------------    -------------
                                                 $  5,596,809     $ (4,280,291)
                                                --------------    -------------

5. PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of Chesapeake Energy Corporation common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and, therefore, transactions in mutual funds managed by Fidelity Investments qualify as party-in-interest transactions.


6. TAX STATUS

         The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan's financial statements.

7. PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.


8. CONCENTRATION OF INVESTMENTS

         As of December 31, 2002 net assets available for benefits in the amount of $18,663,410 and $8,422,856 were invested in Chesapeake Energy Common Stock and mutual funds managed by Fidelity Investments, respectively.


9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001, as reflected in the accompanying financial statements to the Form 5500:

                                                 2002              2001
                                            -------------      -------------


         Net Assets available for
         benefits per the
         financial statements               $  28,224,056      $  20,721,088
         Add:  Accrued administrative
         expenses                                  28,794             27,319
         Less:  Accrued dividend
         income                                    72,339                  -
                                            -------------      -------------
         Net assets available
         for benefits per the Form 5500     $  28,180,511      $  20,748,407
                                            -------------      -------------

         The following is a reconciliation of administrative expenses for the year ended December 31, 2002 and 2001, as reflected in the accompanying financial statements to the Form 5500:


                                                 2002              2001
                                            -------------      -------------


         Administrative expenses per the
         financial statements               $      54,235             59,260
         Add:  Previous year accrued
         administrative expenses                   27,319                  -
         Less: Current year accrued
         administrative expenses                  (28,794)           (27,319)
                                            --------------      -------------

         Administrative expenses per
         the Form 5500                      $     52,760       $     31,941
                                            =============       ============

        Administrative expenses are recorded on the Form 5500 when paid.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE H, Line 4i - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                        Description of
                                     Investment Including
                                        Maturity Date
Identity of Issue, Borrower,         Collateral Par, or
 Lessor, or Similar Party               Maturity Value       Cost      Value


*Chesapeake Energy Corporation        Common Stock     $ 9,639,691  $18,663,410
*Fidelity Equity Inc.                 Mutual Funds          **          464,155
*Fidelity Growth Co.                  Mutual Funds          **          594,248
*Fidelity OTC Portfolio               Mutual Funds          **          287,575
*Fidelity Low Priced Stock Fund       Mutual Funds          **        1,124,063
*Fidelity Aggressive Growth           Mutual Funds          **          524,494
*Fidelity Diversified                 Mutual Funds          **
  International Fund                  Mutual Funds          **          807,177
*Fidelity Freedom Income              Mutual Funds          **           55,011
*Fidelity Freedom 2000                Mutual Funds          **           75,647
*Fidelity Freedom 2010                Mutual Funds          **          532,643
*Fidelity Freedom 2020                Mutual Funds          **          434,014
*Fidelity Freedom 2030                Mutual Funds          **          245,924
*Fidelity Freedom 2040                Mutual Funds          **            6,307
*Fidelity Retirement Money Market     Mutual Funds          **        2,008,864
*Spartan US Equity Index              Mutual Funds          **        1,262,734
 Brokeragelink participant-           Common Stock          **          145,852
   directed brokerage accounts
 Alger Small Cap Institutional        Mutual Funds          **           61,948
 Templeton Foreign A                  Mutual Funds          **           70,833
 Participant Loans                 Interest Rates Ranging   **
                                     From 4.75% to 9.75%                560,845
                                                                     ----------
                                                                    $27,925,744
                                                                    ===========

 *  Identifies parties-in-interest

** Identifies particpant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE H, Line 4j - Schedule of Reportable Transactions
DECEMBER 31, 2002
-------------------------------------------------------------------------------

Description        Number of     Number of     Total       Total
 of Assets         Purchases       Sales     Purchase      Selling     Net Gain
                                               Price       Price         (Loss)


Chesapeake Energy
 Corporation
 Stock Purchases       27             -      $ 3,002,355   $     -    $      -
                                             -----------   -------    --------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         CHESAPEAKE ENERGY CORPORATION
                                         SAVINGS AND INCENTIVE STOCK BONUS PLAN

                                         /s/ Mary Whitson
                                         ----------------------------------
                                         Mary Whitson, Plan Administrator

Date:  June 30, 2003

                                  EXHIBIT INDEX


Exhibit                                  Description
-------                                  -----------

23     Consent of PricewaterhouseCoopers LLP

99.1 - Marcus C. Rowland, Executive Vice President and Chief Financial Officer, Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002.

99.2   Martha A, Burger, Senior Vice President and Treasurer,
       Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002.